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MEDIA INFORMATION    CELANESE AG                    Frankfurter Strasse 111
                     Media Relations                61476 Kronberg/Ts.
                                                    Telefax: +49 (0)69/305-84160


                     Your Contacts:
                     Ralf Christner                 Dr. Hans-Bernd Heier
SEPTEMBER 13, 2000   Phone: +49 (0)69/305-84040     Phone: +49 (0)69/305-7112
                     R.Christner@Celanese.com       H.Heier@Celanese.com

                     Phillip Elliott                Andrea Stine (USA)
                     Phone: +49 (0)69/305-33480     Phone: +1 908 522 7784
                     P.Elliott@Celanese.com         Fax: +1 908 522 7583
                                                    A.Stine@Celanese.com


CELANESE COMPLETES SHARE BUY-BACK PROGRAM



    Celanese AG today announced that it has completed its share buy-back program after buying back 5,591,500 of its outstanding shares.

    At the Annual General Meeting of Celanese AG on May 10, 2000, shareholders present authorized the Board of Management to buy back up to 10% of its 55,915,369 outstanding shares by November 9, 2001. At the time, Celanese already held call options for 5.1 million shares, which were purchased to cover costs related to its equity based management incentive programs. On May 11, 2000, the company issued a press release announcing plans to begin with the buy-back of 491,500 shares not covered by options. On July 14, 2000, Celanese announced that it had bought back 5.26% of its outstanding shares and that it would continue exercising its remaining options under the program.


    Celanese AG is a global chemicals company with leading positions in its key products and world class process technology. The Celanese portfolio consists of five main businesses; Acetyl Products, Intermediates, Acetate Products, Technical Polymers Ticona and Performance Products. The Performance Products business consists of OPP polypropylene films, sweeteners and food ingredients.
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Date: September 13, 2000


    Celanese generated sales of around (euro) 4.3 billion (excluding discontinued operations) in 1999 and employs about 13,900 people. The company has 32 production plants and five research centers in eight countries mainly in North America, Europe and Asia. Celanese AG shares are listed on the Frankfurt stock exchange (stock exchange symbol CZZ) and on the New York Stock Exchange (symbol CZ).

    For further information please visit our website (www.celanese.com)